FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 12, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY) November 12, 2004

SIGNET GROUP PLC - NYSE LISTING INVESTOR DAY
AND STORE TOUR

London - Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest specialty retail jeweler, will host a US Investor Day and Store Tour for investors and analysts in New York on Monday, November 15. The event will mark Signet's New York Stock Exchange listing on the following day, November 16. Members of senior management will present a review of Group strategy and US operations, followed by a tour of the Kay Jewelers store in the Queens Center. The presentations will be made available via live webcast and replay on the Group web site (www.signetgroupplc.com) from 1:45 p.m. EST (6:45 p.m. GMT) on November 15.

Note: As of November 16, 2004, it is expected that Signet Group plc ADSs will be listed on the NYSE under the ticker symbol "SIG." No new shares are to be issued in conjunction with this listing. Signet ordinary shares trade on the London Stock Exchange under the ticker symbol "SIG."

Enquiries:

Tim Jackson, Investor Relations Director       +44 (0) 20 7399 9520

Brian Rafferty, Taylor Rafferty (US)             +(1) 212 889 4350

Signet operated 1,742 speciality retail jewelry stores at October 30th, 2004; these included 1,141 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

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END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   November 12, 2004